Exhibit (6)(B)(2)                                    Players Network
-----------------                                    4620 Polaris Avenue
                                                     Las Vegas, Nevada  89103
                                                     702-895-8884
                                                     702-895-8833  Fax

January 17, 2000

Mr. Alan Woinski
Casino Journal
5240 S. Eastern Avenue
Las Vegas, Nevada  89119

Dear Alan,

Per our discussion, Players Network (PN) and Casino Journal Publishing Group
(CJPG) agree to enter into a barter arrangement whereby CJPG will provide PN with advertising in Casino Journal, Casino Player and Strictly Slots magazines in exchange for specific video production services from PN.

With regard to the aforementioned videos, each entity will charge and trade out to the other at full retail value for the respective services rendered. Players Network agrees to incur all cash costs for the video production services rendered, with the exception of on-camera talent and writing services. Any on-camera talent required for any or all of the videos will be provided by and paid for by CJPG. If CJPG is desirous of PN hiring professional actor(s), PN will provide CJPG with a quote prior to such hiring.

In exchange for the video production services, PN will receive from CJPG full-page color advertisements in any Casino Journal Publishing publication valued at CJPG's full list price. PN will continue to receive such advertising space until the value of producing the videos has been completed depleted.

PN will produce the videos through all stages including pre-production, production, post-production. Additionally, PN will provide all necessary crew members, technical equipment, video tape, editing equipment, graphics, voiceovers, music and production fees.

PN will produce four Video Poker instructional videos featuring Bob Dancer. Each of these videos will be two-camera productions, shot in a live-to-tape format. PN will also produce two videos featuring Jeff Compton, which will also be two-camera productions. Each completed Dancer/Compton instructional video will be 45-60 minutes in length.

Further, PN will produce one 30-second commercial spot to promote both Casino Player and Strictly Slots magazines.

In lieu of cash payment, CJPG agrees to compensate PN by providing PN with a total of 18 full-page color advertisements in Casino Player and/or Strictly Slots magazines, value at a total of $234,000.

Please sign below and fax back to me.

Sincerely,



Mark Bradley

MB:kea



AGREED:



---------------------------
Alan Woinski
Casino Journal Publishing Group


----------------
Date